

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Ian E. Robertson
Chief Executive Officer
Northern Genesis Acquisition Corp.
4801 Main Street, Suite 1000
Kansas City, MO 64112

> **Re: Northern Genesis Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 23, 2020**
> **CIK 0001815495**

Dear Mr. Robertson:

We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 23, 2020

Financial Statements
Note 6 - Commitments
Registration Rights, page F-14

1. It appears that you will enter into a registration rights agreement before or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding the comment on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey M. Gallant, Esq.